1. Name and Address of Reporting Person
   Collins, Jr., Arthur D.
   Medtronic, Inc.
   710 Medtronic Pkwy
   Minneapolis, MN 55432-
2. Issuer Name and Ticker or Trading Symbol
   Medtronic, Inc. (MDT)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2002 R1
5. If Amendment, Date of Original (Month/Day/Year)
   09/10/2002 <F1>
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       08/10/2002 M             6516.854    A      $0.0000                     D
Common Stock                       08/10/2002 F             -6516.854   D      $41.4000   454411.876       D

Common Stock                                                                              24808.039 <F2>   I           By 401(k)
                                                                                                                       Plan
Common Stock                                                                              4203.713 <F2>    I           By ESOP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Right to       $0       08/10/2002 M               6516.  <F3>       <F3>      Common  6516.854 $0.0000    296376.8 D
Receive Stock                                      854                         Stock                       88
<F3>

Explanation of Responses:

<F1>
This amendment is to correct an error discovered in the amount of derivative securities beneficially owned at the end of the reporting period. The total originally reported was higher than the amount of such securities owned by Mr. Collins.
<F2>
Based on a plan statement as of July 31, 2002.
<F3>
On August 10, 2002, the right to receive stock under this award vested and the executive is now entitiled to receive 296,376.888 shares and dividend equivalents upon his retirement from the company. The remaining 6516.854 units were converted to shares and withheld from this award to cover FICA and related Federal and State taxes due at vesting.

SIGNATURE OF REPORTING PERSON
/s/ Carol E. Malkinson, Attorney-in-fact
______________________
Arthur D. Collins, Jr.

DATE
09/11/2002